UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(RULE 13D – 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 8)*

HUMANIGEN, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 per share

(Title of Class of Securities)

444863 10 4

(CUSIP Number)

Nomis Bay LTD

Wessex House, 3rd Floor, 45 Reid Street

Hamilton, Bermuda, HM 12

441-279-2088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

N/A

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 EXPLANATORY NOTE

The Reporting Persons (as defined below) previously filed a Schedule 13D/A in respect of shares of common stock, par value $0.001 per share (the “Common Stock”), of Humanigen, Inc. (the “Issuer”) on March 25, 2021 (the “Schedule 13D/A No. 4”). This Amendment No. 8 (the “Schedule 13D/A No. 8”) is being filed to explain a typographical error in Item 13 of the cover page of the Schedule 13D/A No. 4, which incorrectly reported the percentage of shares of Common Stock beneficially owned by the Reporting Persons as of March 25, 2021 as 9.99%.

As of March 25, 2021, the Schedule 13D/A No. 4 filing date, the reporting person was the beneficial owner of 9.44% of shares of Common Stock of the Issuer.

The sole purpose of this Schedule 13D/A No. 8 is to correct the percentage of shares of Common Stock beneficially owned by the Reporting Person as of March 25, 2021.

In addition, the Reporting Person filed an Amendment No. 7 to the previously filed Schedule 13D/A stating that the Reporting Person ceased to be the beneficial owner of more than five percent of Common Stock on 21st June 2021.

CUSIP No. 444863 10 4

1	name of reporting persons i.r.s. identification nos. of above persons Nomis Bay LTD
2	check the appropriate box if a member of a group*		(a) ☐ (b) ☐
3	sec use only
4	source of funds* N/A
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐
6	citizenship or place of organization Bermuda
number of shares beneficially owned by each reporting person with	7	sole voting power N/A
	8	shared voting power N/A
	9	sole dispositive power N/A
	10	shared dispositive power N/A
11	aggregate amount beneficially owned by each reporting person N/A
12	check box if the aggregate amount in row (11) excludes certain shares*		☐
13	percent of class represented by amount in row (11) N/A
14	type of reporting person* OO

* SEE INSTRUCTIONS

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2021

Nomis Bay LTD

By:	/S/ Peter Poole
Name:	Peter Poole
Title:	Director